Exhibit 4.3

NON-QUALIFIED STOCK OPTION AGREEMENT

This NON-QUALIFIED STOCK OPTION AGREEMENT (this “Agreement”) is entered into and effective as of October 16, 2007 (the “Date of Grant”), by and between Verso Technologies, Inc., a Minnesota corporation (the “Company”), and 16,438 (the “Optionee”).

WITNESSETH

WHEREAS, the Company has duly adopted the Verso Technologies, Inc. 1999 Stock Incentive Plan and certain amendments thereto (as amended, the “Plan”) authorizing the Board of Directors of the Company (the “Board”) or a committee as provided for in the Plan (the “Committee”) to grant stock options to Eligible Recipients (as defined in the Plan) of the Company and its Subsidiaries (as defined in the Plan); and

WHEREAS, the Board desires to give the Optionee an inducement to acquire a proprietary interest in the Company and an added incentive to advance the interests of the Company by granting to the Optionee an option to purchase shares of common stock of the Company, par value $.01 per share (the “Common Stock”).

NOW, THEREFORE, in consideration of the mutual covenants and conditions hereinafter set forth, the parties hereto hereby agree as follows:

I.	GRANT OF OPTION.

The Company hereby grants to the Optionee the right, privilege, and option (the “Option”) to purchase 16,438 shares (the “Option Shares”) of Common Stock according to the terms and subject to the conditions hereinafter set forth. The Option is a “non-qualified stock option,” and it is not intended to be an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

II.	OPTION EXERCISE PRICE.

The exercise price to be paid by Optionee upon exercise of the Option or any portion thereof shall be $0.63 per each Option Share purchased.

III.	EXERCISABILITY AND EXPIRATION OF OPTION.
A.	Exercisability. The Option shall vest as set forth on Exhibit A attached hereto.

B.        Expiration. In no event shall the Option be exercisable after, and this Option shall become void and expire as to all unexercised Option Shares at, 11:59 p.m. Eastern Time on October 16, 2017.

IV.	MANNER OF OPTION EXERCISE.

A.        Notice. This Option may be exercised by the Optionee in whole or in part from time to time, subject to the conditions contained herein and in the Plan, by delivery in person, by facsimile, electronic transmission, or through the mail, of written notice of exercise to the Company at its office at 400 Galleria Parkway Suite 200, Atlanta, GA 30339, or such other office as the Company may designate (Attention: Chief Financial Officer), and by paying in full the total exercise price for the Option Shares purchased. The notice of Option exercise shall be in the form determined from time to time by the Board or the Committee. As soon as practicable after such notice and payment are received, the Optionee shall be recorded on the books of the Company as the owner of the Option Shares purchased, and the Company shall deliver to the Optionee one or more duly issued stock certificates evidencing such ownership.

B.        Payment. At the time of exercise of the Option, the Optionee may determine whether to pay the total exercise price of the Option Shares to be purchased solely in cash, through a Broker Exercise Notice (as defined in the Plan), by transfer from the Optionee to the Company of Previously Acquired Shares (as defined in the Plan), or by a combination of such methods. The Board or the Committee, however, in its sole discretion, may reject the Optionee’s election to pay all or part of the exercise price with consideration other than cash.

V.	NONTRANSFERABILITY.

This Option shall not be transferable by the Optionee, either voluntarily or involuntarily, except as provided in Section 12.3 of the Plan. Any attempt to transfer this Option other than in accordance with Section 12.3 of the Plan shall void this Option.

VI.	LIMITATION OF LIABILITY.

Nothing in this Agreement shall be construed to be evidence of any agreement or understanding, express or implied, that the Company or any of its Subsidiaries will employ the Optionee in any particular position at any particular rate of compensation or for any particular period of time.

VII.	BINDING EFFECT.

This Agreement shall be binding upon the heirs, executors, administrators and successors of the parties hereto.

VIII.	SUBJECT TO PLAN.

The Option represented by this Agreement has been granted under, and is subject to the terms of, the Plan. The terms of the Plan are hereby incorporated by reference herein in their entirety, and the Optionee, by execution hereof, acknowledges having received a copy of the Plan. The provisions of this Agreement shall be interpreted as to be consistent with the Plan, and any ambiguities herein shall be interpreted by reference to the Plan. In the event that any provision hereof is inconsistent with the terms of the Plan, the latter shall prevail.

IX.	GOVERNING LAW.

This Agreement and all rights and obligations hereunder shall be construed in accordance with the Plan and governed by the laws of the State of Georgia.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused this Agreement to be executed effective the day and year first above written.

VERSO TECHNOLOGIES, INC.

By: /s/Steven A. Odom
Its: Executive Chairman and CEO

OPTIONEE

/s/ Martin D. Kidder

By execution hereof, the
Optionee acknowledges having
received a copy of the Plan.

VESTING SCHEDULE

The Option shall vest in the amounts and subject to the achievement of the following performance thresholds. The total vesting shall not exceed 100% of the Option granted.

Percentage Vested	Achievement Requirement for Vesting
30% or more

The Company achieves Earnings Before Interest, Taxes, Depreciation and Amortization, One-Time Charges and Stock Based Compensation of $0 or better for Q4 2007. For each incremental $250,000 that the Company exceeds the breakeven adjusted EBITDA level, an additional 5% shall vest.

30% or more

The Company achieves Earnings Before Interest, Taxes, Depreciation and Amortization, One-Time Charges and Stock Based Compensation of $0 or better for Q1 2008. For each incremental $250,000 that the Company exceeds the break-even adjusted EBITDA level, an additional 5% shall vest.

15% or more

Revenue for the three month period from October 1 to December 31, 2007 must be greater than the reported revenue for the third quarter ended September 30, 2007. For each incremental $500,000 that the Company exceeds the stipulated revenue level, an additional 5% shall vest.

15% or more

Revenue for the three month period from January 1 to March 31, 2008 must be greater than the reported revenue for the third quarter ended September 30, 2007. For each incremental $500,000 that the Company exceeds the stipulated revenue level, an additional 5% shall vest.

5-10% or more

The Company’s existing September 30, 2007 on-hand gross inventory levels are reduced by at least $1.0 million (exclusive of the impact of any reserves) during the Participation Period (as defined in the Verso Technologies, Inc. 2007 restricted Stock and Option Incentive Programs). If the Company’s inventory levels are reduced by less then $1.0 million but greater than $750,000, then the vesting would be limited to 5%. For each incremental $250,000 that the Company reduces inventory levels beyond $1.0 million an additional 5% shall vest.

These goals may be adjusted for acquisitions, dispositions and/or other unusual items, in the Committee’s sole discretion. The vesting for the above criteria will be determined from the Company’s financial results determined on a basis consistent with generally accepted accounting practices. The Optionee will be notified of the vesting immediately following the public announcement of the Company’s financial results for the applicable periods.